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VIA EDGAR

April 15, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall
Assistant Director

RE:	Weatherford International Limited Registration Statement on Form S-4 (File No. 333-194993) Supplemental Provision of Revised Disclosure

Dear Mr. Schwall,

As discussed with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone today, we are providing this correspondence on a supplemental basis on behalf of our client, Weatherford International Limited (the “Company”), to attach a proposed changed page to the Company’s registration statement on Form S-4 filed with the Commission on April 2, 2014 (the “Registration Statement”), as amended by Amendment No. 1 filed with the Commission on April 14, 2014. The changed page attached hereto as Exhibit A reflects revisions that the Company proposes to include in a final prospectus filed pursuant to Rule 424(b) promulgated under the Securities Act of 1933, as amended, following the date and time upon which the Registration Statement is declared effective by the Commission.

* * * * *

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (713) 427-5078.

Very truly yours,

/s/ William D. Davis II
William D. Davis II Baker & McKenzie LLP

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Encl.

Cc:	Caroline Kim (Securities and Exchange Commission) Laura Nicholson (Securities and Exchange Commission) Charity R. Kohl (Weatherford International Ltd.) Jonathan B. Newton (Baker & McKenzie LLP)

Exhibit A

WHERE YOU CAN FIND MORE INFORMATION

Weatherford Switzerland is subject to the informational requirements of the Exchange Act and, in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Weatherford Switzerland’s SEC filings also are available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

In addition, complete copies of these materials are available on our website at www.weatherford.com and will be made available for inspection by our shareholders at our principal executive office located at 4-6 Rue Jean-François Bartholoni, 1204 Geneva, Switzerland. Any shareholder, including any beneficial owner, may obtain a copy of these documents free of charge by contacting our U.S. Investor Relations Department in writing at 2000 St. James Place, Houston, Texas 77056 or by telephone at +1 (713) 836-4000. Copies of any exhibits to our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC are available upon written request, subject to a charge for copying and mailing. If you have any other questions about us, please contact our U.S. Investor Relations Department at the address or phone number above or visit our website. Information on our website or any other website is not incorporated by reference in this proxy statement/prospectus and does not constitute a part of this proxy statement/prospectus.

Weatherford Ireland has filed a Registration Statement on Form S-4 with the SEC to register Weatherford Ireland’s shares in connection with the Merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Weatherford Ireland under applicable U.S. securities laws in addition to being the proxy statement of Weatherford Switzerland for the Extraordinary General Meeting.

The SEC allows Weatherford Switzerland and Weatherford Ireland to “incorporate by reference” information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/ prospectus, except for any information superseded by information in this proxy statement/prospectus. Except to the extent that therein information is deemed furnished and not filed pursuant to securities laws and regulations, this proxy statement/prospectus incorporates by reference the documents set forth below that we previously filed with the SEC. These documents contain important information about us. Information that we file later with the SEC will automatically update and supersede this information.

•	Weatherford Switzerland’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 as filed with the SEC on February 25, 2014; ~~and~~

•	Weatherford Switzerland’s Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 as filed with the SEC on April 16, 2014; and

•	Weatherford Switzerland’s Current Reports on Form 8-K (other than information furnished rather than filed and corresponding information furnished under Item 9.01 or included as an exhibit thereto) filed with the SEC on February 3, 2014, February 25, 2014 and March 4, 2014.

We are also incorporating by reference all additional documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished rather than filed and corresponding information furnished under Item 9.01 of Form 8-K or included as an exhibit thereto) following the date of this document, but prior to the date of the Extraordinary General Meeting of Shareholders.

You should rely only on the information contained in or incorporated by reference in this proxy statement/prospectus. We have not authorized anyone else to provide you with different information. The information contained or incorporated by reference in this proxy statement/prospectus is accurate only as of the date thereof (unless the information specifically indicates that another date applies), or in the case of information incorporated by reference, only as of the date of such information, regardless of the time of delivery of this proxy statement/prospectus. Our business, financial condition, results of operations and prospects may have changed since such dates.

Therefore, you should not rely upon any information that differs from or is in addition to the information contained in this proxy statement/prospectus or in the documents incorporated by reference.

[•], 2014

By Order of the Board of Directors

Alejandro Cestero

Corporate Secretary

Weatherford International Ltd. -  2014 Extraordinary General Meeting    61